Exhibit 99.3

The following table sets forth certain summary consolidated financial information for the three months ended March 31, 2014 and 2013 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$750,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries that include subsidiaries that own the Constancia project; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the  System  for  Electronic  Document  Analysis  and  Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending March 31:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total revenue	—	—	106,779	144,275	—	—	—	(24,394)	106,779	119,881
Profit (loss) continuing operations - attributable to owners	(13,020)	(15,721)	(1,799)	17,979	(14,346)	(9,671)	2,036	9,418	(27,129)	2,005
Profit (loss) - attributable to owners	(13,020)	(15,721)	(1,799)	17,979	(14,346)	(9,671)	2,036	9,418	(27,129)	2,005

As at March 31, 2014 and December 31, 2013:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Current assets	243,998	92,219	388,287	453,170	448,119	379,025	2	744	1,080,406	925,158
Non-current assets	2,424,279	2,347,384	1,287,438	1,259,673	3,437,352	3,113,176	(3,828,242)	(3,801,405)	3,320,827	2,918,828
Current liabilities	54,321	32,333	196,588	192,975	165,389	115,973	3,514	753	419,812	342,034
Non-current liabilities	811,740	784,179	1,305,063	1,322,925	847,393	540,819	(839,508)	(773,678)	2,124,688	1,874,245

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.